UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTEL CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common stock, $0.001 par value

(Title of Class of Securities)

458140100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Cary I. Klafter

Intel Corporation

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(408) 765-8080

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$695,880,000	$38,830.10

(1)

Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $695,880,000 calculated using the Black-Scholes method based on a price per share of common stock of $19.385, the average of the high and low prices of the Issuer’s common stock as reported on the NASDAQ Global Select Market on September 14, 2009.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,830.10	Form or Registration No.:	005-19567
Filing Party: Intel Corporation	Date Filed: September 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2009 by Intel Corporation, a Delaware corporation (“Intel” or the “Company”), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on September 28, 2009, by Amendment No. 2 to the Schedule TO filed with the SEC on October 2, 2009, by Amendment No. 3 to the Schedule TO filed with the SEC on October 8, 2009, and by Amendment No. 4 to the Schedule TO filed with the SEC on October 19, 2009, in connection with the Company’s offer to exchange certain employee stock options (“Eligible Options”) for new options (“New Options”) covering a fewer number of Intel common shares (the “Offer”). This Amendment No. 5 is filed to report the results of the Offer.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplanted to by adding the following:

The Offer expired at 8:00 p.m., Pacific Time, on October 30, 2009. Intel has accepted for cancellation and cancelled Eligible Options covering 217,436,251 shares, representing 66% of the total Eligible Options. Subject to the terms and conditions of the Offer, the Company has issued 83,046,296 New Options in exchange for the Eligible Options surrendered in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

INTEL CORP.

By:	/s/ Cary I. Klafter_________________________
Name:	Cary I. Klafter as attorney-in-fact for Stacy J. Smith

Date: November 4, 2009

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, Teresa L. Remillard and Tiffany Doon Silva, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to an issuer tender offer subject to Rule 13e-4, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of September, 2009.

INTEL CORPORATION

By:	/s/ Stacy J. Smith_____________________
Stacy J. Smith

Vice President, Chief Financial Officer